FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on December 23, 2005.

LUXOTTICA GROUP ANNOUNCES EXPECTED DIVIDEND
PAYMENT DATE FOR FISCAL YEAR 2005

Milan, Italy - December 23, 2005 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that it expects to pay dividends for fiscal year 2005 for the Group’s ordinary shares in June 2006. The Group does not expect to adopt a policy of interim dividend distribution for fiscal year 2006.

Luxottica Group will promptly inform the market of any changes with respect to the date indicated in this announcement, in accordance with applicable regulation.

This announcement about the payment of dividends for fiscal year 2005 and 2006 is specifically made in accordance with the rules specified in Article IA.2.1.2. paragraph 1, lett. a) and b) of the Regulation of the Markets Organized and Managed by Borsa Italiana S.p.A.

Set forth below is the text of a press release issued on January 27, 2006.

Luxottica Group Announces Audio Webcast of Management
Presentation of 4Q05 and Fiscal Year 2005 Results

Milan, Italy – January 27, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in the eyewear sector, today announced that on Wednesday, February 1, 2006, at 8:30 AM US ET (1:30 PM GMT, 2:30 PM CET) it will make available a live audio webcast of a management presentation of the Group’s fourth quarter and fiscal year 2005 results. Representatives of the financial community and the media should contact the company at investorrelations@luxottica.com or mediarelations@luxottica.com to receive an invite to participate in person the actual management presentation, which will take place in Milan, Italy.

The audio webcast will be available to the financial community and the media from Luxottica Group’s corporate website at www.luxottica.com/english/investor_relations/webcast.html. The audio webcast will be available for replay through the close of business day on February 15, 2006.

Please note that a slide presentation will be available for download from Luxottica Group’s investor relations corporate website at www.luxottica.com/english/investor_relations/presentation.html shortly before the start of the audio webcast. Following the end of the replay period, the slide presentation will continue to be available from the archives of the above-mentioned section.

Luxottica Group will report fourth quarter and fiscal year 2005 results on January 31.

Certain financial and statistical information included in the webcast, as well as information required by Regulation G, will be available at the time of the webcast in the notes to the relative earnings release available from Luxottica Group’s website at www.luxottica.com, section investor relations, press releases.

Set forth below is the text of a press release issued on January 31, 2006.

Luxottica Group’s consolidated sales
for fiscal year 2005 rose by 34.3%

Wholesale sales for the year rose by 19.7%,
with a further improvement in profitability

Milan, Italy – January 31, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three-month period and fiscal year ended December 31, 2005.

Financial highlights

Fourth quarter of 2005(1)

•                  Consolidated sales: €1,118.8 million (+18.0%)

-                    Retail sales: €849.6 million (+15.3%); Retail comparable store sales(2): +4.9%

-                    Total wholesale sales: €331.3 million (+28.5%)

•                  Consolidated operating income: €145.5 million (+39.2%); Operating margin: 13.0%

-                    Retail operating income: €95.0 million (+27.6%); Retail operating margin: 11.2%

-                    Wholesale operating income: €73.0 million (+60.7%); Wholesale operating margin: 22.0%

•                  Consolidated net income: €85.6 million (+43.2%); Net margin: 7.6%

•                  Earnings per share: €0.19 (US$0.23 per ADS)

Fiscal year 2005(3)

•                  Consolidated sales: €4,370.7 million (+34.3%)

-                    Retail sales: €3,298.2 million (+40.5%); Retail comparable store sales(4): +5.5%

-                    Total wholesale sales: €1,310.3 million (+19.7%)

•                  Consolidated operating income: €602.6 million (+22.3%); Operating margin: 13.8%

-                    Retail operating income: €378.4 million (+21.9%); Retail operating margin: 11.5%

-                    Wholesale operating income: €304.3 million (+30.5%); Wholesale operating margin: 23.2%

•                  Consolidated net income: €342.3 million (+19.3%); Net margin: 7.8%

•                  Earnings per share: €0.76 (US$0.95 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Fiscal year 2005 was an exceptional year for our Group, during which we enjoyed strong growth from both wholesale and retail operations, with sales for the year growing by 19.7% and 40.5%, respectively. In wholesale in particular, throughout the entire year we enjoyed significant additional growth in profitability thanks also to improved penetration in key markets. Cash flow generation(5) was another strong feature of our results for the year, at €440 million.”

In 2005, Luxottica Group successfully completed the operational integration of the former Cole National business, for which the cost synergies already realized in 2005 will contribute to additional improvements in profitability in the current year. As of the fourth quarter, we entered a new stage of the integration, during which we will focus on the future growth of the businesses, especially of the Pearle Vision retail brand.

In the fourth quarter, the Group continued to see particularly strong results from retail operations in North America, with overall performance and comparable store sales growth rates across the entire 5,300-store division above those of the premium retail sector in that market. Behind a robust quarter by LensCrafters thanks to a focus on sales of premium frames and products, Sunglass Hut posted the third quarter in a row of double-digit comparable sales growth, at nearly 12%, and a strong improvement in profitability.

For the fourth quarter, the Group’s wholesale business experienced significant additional growth and improved profitability, with sales to third parties rising by 27.5 percent. Operating margin for the entire wholesale division for the quarter improved to 22.0 percent, while operating margin for the year rose by 190 bps to 23.2 percent. The performance of the wholesale business reflected the strength of Luxottica Group’s brand portfolio, with yet again more growth from Ray-Ban. Our key luxury brands also posted a strong quarter, in particular Bvlgari, Chanel, Prada and Versace. Results from the October launch of the new Dolce & Gabbana collections were also extremely strong.

Results for the fiscal year ended December 31, 2005, reflected the impact of non-cash expenses for stock options(6) of €16.7 million.

Luxottica Group’s net debt position on December 31, 2005, reflected  significant improvement of €280.8 million to consolidated net outstanding debt of €1,435.2 million, compared with net outstanding debt of €1,716.0 million on December 31, 2004.

Forecast for fiscal year 2006

Luxottica Group, based on a €1 = US$1.2444 average exchange rate for the full year, in line with the actual average exchange rate for fiscal year 2005, forecasts the following consolidated results for fiscal year 2006(7):

•                  Sales of between €4.7 billion and €4.8 billion, or an increase of between 8 and 10 percent

•                  Earnings per share of between €0.89 and €0.91 (earnings per ADS of between US$1.11 and US$1.13), or an increase of between 18 and 20 percent

Luxottica Group’s consolidated results for the fourth quarter and fiscal year 2005 were approved today by its Board of Directors.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America, Asia-Pacific and China and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada and Versace. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group posted consolidated net sales and net income of €4.3 billion and €342.3 million, respectively. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, the impact of the application of APB 25 (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of SFAS 123 (R) as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Manager, Investor Relations

Email : AlessandraSenici@Luxottica.com

Tel.: +39 (02) 8633-4062

– TABLES TO FOLLOW –

–

(1) All comparisons, including percentage changes, are between the three-month periods ended December 31, 2005, and 2004.

(2) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. The calculation of comparable store sales for the three- and twelve-month periods ended December 31, 2005, includes relevant stores of the former Cole National business as if the Cole National acquisition had been completed as of January 1, 2004. Cole National results are actually consolidated with Luxottica Group results only as of the October 4, 2004, acquisition date.

(3) All comparisons, including percentage changes, are between the fiscal years ended December 31, 2005, and 2004.

(4) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. The calculation of comparable store sales for the three- and twelve-month periods ended December 31, 2005, includes relevant stores of the former Cole National business as if the Cole National acquisition had been completed as of January 1, 2004. Cole National results are actually consolidated with Luxottica Group results only as of the October 4, 2004, acquisition date.

(5) Luxottica Group generated cash flow for fiscal year 2005 of €440 million before dividends, acquisitions and currency effect.

(6) The non-cash expenses for stock options for the fiscal year ended December 31, 2005, resulted from the application of APB 25, in advance of the required adoption of SFAS 123 (R) as of January 1, 2006.

(7) Luxottica Group’s forecast for fiscal year 2006 includes the expected impact of non-cash expenses for stock options, in line with the adoption of SFAS 123 (R) as of January 1, 2006.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2005 AND DECEMBER 31, 2004

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2005	2004 (5)	% Change

NET SALES	1,118,796	948,307	18.0%

NET INCOME	85,580	59,756	43.2%

EARNINGS PER SHARE (ADS) (2)	0.19	0.13

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.19	0.13

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2005	2004 (5)	% Change

NET SALES	1,329,778	1,229,765	8.1%

NET INCOME	101,718	77,491	31.3%

EARNINGS PER SHARE (ADS) (2)	0.23	0.17

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.22	0.17

Notes :

	2005	2004
(1) Average exchange rate (in U.S. Dollars per Euro)	1.1886	1.2968
(2) Weighted average number of outstanding shares	451,287,279	448,611,400
(3) Fully diluted average number of shares	454,929,432	451,054,240

(4)  Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(5)  Certain amounts of 2004 have been reclassified to conform to 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND DECEMBER 31, 2004

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2005	2004 (5)	% Change

NET SALES	4,370,744	3,255,300	34.3%

NET INCOME	342,294	286,874	19.3%

EARNINGS PER SHARE (ADS) (2)	0.76	0.64

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.76	0.64

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2005	2004 (5)	% Change

NET SALES	5,438,875	4,047,966	34.4%

NET INCOME	425,945	356,728	19.4%

EARNINGS PER SHARE (ADS) (2)	0.95	0.80

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.94	0.79

Notes :

	2005	2004
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2444	1.2435
(2) Weighted average number of outstanding shares	450,179,073	448,275,028
(3) Fully diluted average number of shares	453,303,426	450,360,942

(4)  Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(5)  Certain amounts of 2004 have been reclassified to conform to 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2005 AND DECEMBER 31, 2004

In thousands of Euro (1)	4Q05	% of sales	4Q04 (2)	% of sales	% Change

NET SALES	1,118,796	100.0%	948,307	100.0%	18.0%
COST OF SALES	(360,430)		(322,488)
GROSS PROFIT	758,366	67.8%	625,819	66.0%	21.2%
OPERATING EXPENSES:
SELLING EXPENSES	(401,176)		(352,615)
ROYALTIES	(18,502)		(13,275)
ADVERTISING EXPENSES	(65,472)		(49,141)
GENERAL AND ADMINISTRATIVE EXPENSES	(113,006)		(93,106)
TRADEMARK AMORTIZATION	(14,755)		(13,155)
TOTAL	(612,912)		(521,292)
OPERATING INCOME	145,454	13.0%	104,526	11.0%	39.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(17,169)		(18,657)
INTEREST INCOME	1,462		2,102
OTHER - NET	8,032		11,415
OTHER INCOME (EXPENSES) NET	(7,675)		(5,140)
INCOME BEFORE PROVISION FOR INCOME TAXES	137,779	12.3%	99,386	10.5%	38.6%
PROVISION FOR INCOME TAXES	(50,700)		(37,632)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	87,080		61,754
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,500)		(1,998)
NET INCOME	85,580	7.6%	59,756	6.3%	43.2%
EARNINGS PER SHARE (ADS) (1)	0.19		0.13
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.19		0.13

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	451,287,279		448,611,400
FULLY DILUTED AVERAGE NUMBER OF SHARES	454,929,432		451,054,240

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain amounts of 2004 have been reclassified to conform to 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND DECEMBER 31, 2004

In thousands of Euro (1)	2005	% of sales	2004	% of sales	% Change

NET SALES	4,370,744	100.0%	3,255,300	100.0%	34.3%
COST OF SALES	(1,380,653)		(1,040,697)
GROSS PROFIT	2,990,091	68.4%	2,214,603	68.0%	35.0%
OPERATING EXPENSES:
SELLING EXPENSES	(1,564,006)		(1,133,114)
ROYALTIES	(67,050)		(51,002)
ADVERTISING EXPENSES	(278,691)		(192,430)
GENERAL AND ADMINISTRATIVE EXPENSES	(423,619)		(300,095)
TRADEMARK AMORTIZATION	(54,170)		(45,148)
TOTAL	(2,387,537)		(1,721,789)
OPERATING INCOME	602,554	13.8%	492,814	15.1%	22.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(66,332)		(56,115)
INTEREST INCOME	5,650		6,662
OTHER - NET	15,697		13,792
OTHER INCOME (EXPENSES) NET	(44,985)		(35,661)
INCOME BEFORE PROVISION FOR INCOME TAXES	557,569	12.8%	457,153	14.0%	22.0%
PROVISION FOR INCOME TAXES	(206,022)		(161,665)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	351,547		295,488
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(9,253)		(8,614)
NET INCOME	342,294	7.8%	286,874	8.8%	19.3%
EARNINGS PER SHARE (ADS) (1)	0.76		0.64
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.76		0.64

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	450,179,073		448,275,028
FULLY DILUTED AVERAGE NUMBER OF SHARES	453,303,426		450,360,942

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain amounts of 2004 have been reclassified to conform to 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2005, AND DECEMBER 31, 2004

In thousands of Euro	December 31, 2005	December 31, 2004 (1)

CURRENT ASSETS:
CASH	372,256	257,349
ACCOUNTS RECEIVABLE	460,738	406,437
SALES AND INCOME TAXES RECEIVABLE	45,823	33,120
INVENTORIES	404,331	433,158
PREPAID EXPENSES AND OTHER	94,083	69,151
DEFERRED TAX ASSETS - CURRENT	91,777	104,508
ASSETS HELD FOR SALE	10,847	—
TOTAL CURRENT ASSETS	1,479,855	1,303,723

PROPERTY, PLANT AND EQUIPMENT - NET	735,115	599,245

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,698,564	2,473,053
INVESTMENTS	15,832	156,988
OTHER ASSETS	44,980	23,040
SALES AND INCOME TAXES RECEIVABLES	730	9
TOTAL OTHER ASSETS	2,760,106	2,653,090

TOTAL	4,975,076	4,556,058

CURRENT LIABILITIES:
BANK OVERDRAFTS	289,708	290,531
CURRENT PORTION OF LONG-TERM DEBT	97,669	405,369
ACCOUNTS PAYABLE	291,734	222,550
ACCRUED EXPENSES AND OTHER	393,263	376,779
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	7,996	8,802
INCOME TAXES PAYABLE	74,829	12,722
TOTAL CURRENT LIABILITIES	1,155,199	1,316,753

LONG TERM LIABILITIES:
LONG TERM DEBT	1,420,117	1,277,495
LIABILITY FOR TERMINATION INDEMNITIES	56,600	52,656
DEFERRED TAX LIABILITIES - NON CURRENT	186,591	215,891
OTHER	188,422	173,896
TOTAL LONG TERM LIABILITIES	1,851,730	1,719,938

COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	13,478	23,760

SHAREHOLDERS’ EQUITY:
457,975,723 ORDINARY SHARES AUTHORIZED AND ISSUED - 451,540,937 SHARES OUTSTANDING	27,479	27,312
NET INCOME	342,294	286,874
RETAINED EARNINGS	1,584,896	1,181,421
TOTAL SHAREHOLDERS’ EQUITY	1,954,669	1,495,607

TOTAL	4,975,076	4,556,058

Notes :

(1) Certain amounts of 2004 have been reclassified to conform to 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND DECEMBER 31, 2004

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segments Transaction and Corporate Adj.	Consolidated

2005

Net Sales	1,310,273	3,298,171	(237,700)	4,370,744
EBITDA (3)	353,053	484,481	(45,834)	791,700
% of sales	26.9%	14.7%		18.1%
Operating income	304,333	378,425	(80,204)	602,554
% of sales	23.2%	11.5%		13.8%
Capital Expenditure	81,070	148,346	—	229,416
Depreciation & Amortization	48,720	106,056	34,370	189,146
Assets	1,579,372	1,397,084	1,998,620	4,975,076

2004 (1)

Net Sales	1,094,802	2,346,683	(186,185)	3,255,300
EBITDA (3)	280,785	389,903	(25,123)	645,565
% of sales	25.6%	16.6%		19.8%
Operating income	233,129	310,340	(50,655)	492,814
% of sales	21.3%	13.2%		15.1%
Capital Expenditure	31,367	86,053	—	117,420
Depreciation & Amortization	47,656	79,563	25,532	152,751
Assets	1,566,086	1,211,781	1,778,190	4,556,058

2004 As adjusted (2)

Net Sales	1,094,802	3,095,358	(187,120)	4,003,040
EBITDA (3)	280,785	405,358	(25,123)	661,020
% of sales	25.6%	13.1%		16.5%
Operating income	233,129	308,495	(59,446)	482,178
% of sales	21.3%	10.0%		12.0%
Depreciation & Amortization	47,656	96,863	34,323	178,842

Notes :

(1)         Certain amounts of 2004 have been reclassified to conform to 2005 presentation

(2)         These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Cole National for both years 2004 and 2005. They reflect the consolidation of Cole National results for the whole year 2004 (as it is in 2005). This information does not purport to be indicative of the actual result that would have been achieved had the Cole National acquisition been completed as of January 1, 2004.

(3)         EBITDA is the sum of Operating Income and Depreciation & Amortization

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES

FOR THE THREE-MONTH AND THE YEARS ENDED DECEMBER 31, 2005,

AND DECEMBER 31, 2004, ASSUMING CONSTANT EXCHANGE RATES

	4Q 2004	4Q 2005	Adjustment	4Q 2005
	U.S. GAAP	U.S. GAAP	for constant	adjusted
In million of Euro	results	results	exchange rates	results

Consolidated net sales	948.3	1,118.8	-77.3	1,041.5

Manufacturing/wholesale net sales	257.8	331.3	-12.8	318.5

Retail net sales	737.1	849.6	-69.2	780.4

	2004	2005	Adjustment	2005
	U.S. GAAP	U.S. GAAP	for constant	adjusted
In million of Euro	results	results	exchange rates	results

Consolidated net sales	3,255.3	4,370.7	-16.9	4,353.8

Manufacturing/wholesale net sales	1,094.8	1,310.3	-7.5	1,302.8

Retail net sales	2,346.7	3,298.2	-10.3	3,287.9

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investement community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the whole year 2005 and the whole year 2004 and the fourth quarter of 2005 and the fourth quarter of 2004 are calculated using for each currency the average exchange rate for the whole year and the three-month period ended December 31, 2004. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See table above for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE YEAR ENDED DECEMBER 31, 2005,

PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB

COMMUNICATION DME/5015175 DATED MARCH 10, 2005

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

	US GAAP							IAS / IFRS (2)
In thousands of Euro (1)	2005	IFRS 2	IFRS 3	IAS 19	IAS 38	IAS 39	Total IAS/IFRS	2005
		Stock option	Business combination	Tfr + Pension	Intangibles	Derivatives	Adjustment

NET SALES	4,370,744							4,370,744
COST OF SALES	(1,380,653)			2,149			2,149	(1,378,504)
GROSS PROFIT	2,990,091			2,149			2,149	2,992,240
OPERATING EXPENSES:
SELLING EXPENSES	(1,564,006)							(1,564,006)
ROYALTIES	(67,050)							(67,050)
ADVERTISING EXPENSES	(278,691)				(2,914)		(2,914)	(281,605)
GENERAL AND ADMINISTRATIVE EXPENSES	(423,619)	(7,438)	6,541	2,106			1,209	(422,411)
TRADEMARK AMORTIZATION	(54,170)							(54,170)
TOTAL	(2,387,537)	(7,438)	6,541	2,106	(2,914)		(1,705)	(2,389,242)

OPERATING INCOME	602,554	(7,438)	6,541	4,256	(2,914)		444	602,998
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(66,332)							(66,332)
INTEREST INCOME	5,650					(1,826)	(1,826)	3,824
OTHER - NET	15,697							15,697
OTHER INCOME (EXPENSES) NET	(44,985)					(1,826)	(1,826)	(46,811)
INCOME BEFORE PROVISION FOR INCOME TAXES	557,569	(7,438)	6,541	4,256	(2,914)	(1,826)	(1,382)	556,187
PROVISION FOR INCOME TAXES	(206,022)		(2,616)	(1,512)	1,149	680	(2,299)	(208,320)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	351,547	(7,438)	3,925	2,744	(1,765)	(1,146)	(3,681)	347,867
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(9,253)							(9,253)
NET INCOME	342,294	(7,438)	3,925	2,744	(1,765)	(1,146)	(3,681)	338,614
EARNINGS PER SHARE (ADS) (1)	0.76							0.75
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.76							0.75

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	450,179,073							450,179,073
FULLY DILUTED AVERAGE NUMBER OF SHARES	453,303,426							453,303,426

Notes :

(1)         Except earnings per share (ADS), which are expressed in Euro

(2)         Preliminary data pending Board approval. Final data could differ from those presented herein, although not for a significant amount.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: January 31, 2006	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER